Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

October 24, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennie Beysolow and Mara Ransom

Re:	CTRL Group Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 19, 2023 CIK No.0001969928

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 12, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Draft Registration Statement on Form F-1 (“the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 19, 2023

Capitalization, page 41

1.	We note the changes made to your capitalization disclosures in response to comment 2. Please revise to include footnote disclosure explaining the nature of the transactions reflected in your pro forma basic and diluted earnings per share.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement under the caption, “Capitalization” to include additional footnote disclosure to explain that the pro forma adjustments reflect the Company’s dividend of HK$300 (US$38.22) per share, or an aggregate of HK$3,000,000 (US$382,170), to its shareholders of record as of March 31, 2023, declared as of May 2, 2023.

Ctrl Group Limited and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.	We note that you have reflected advances to related parties and repayments of these amounts as cash flows from financing activities in your consolidated statements of cash flows for the years ended March 31, 2023 and 2022. In this regard, the advances and related repayments of amounts to Mr. Siu Chun Pong, Mr. Lau Chi Fung and Mr. Shum Tsz Cheung appear to be included in cash flows from financing activities. Please explain why you believe presentation of these amounts as cash flows from financing activities rather than as cash flows from investing activities is appropriate. Refer to the guidance in ASC 230-10-45.

Response: In response to the Staff’s comment, the Company has revised the consolidated financial statements on page F-6 of the Registration Statement to reflect the change in cash flow. In accordance with guidance in ASC 230-10-45, the advances to and repayment from a director as well as the repayment from shareholders have been reclassified from cash flows from financing activities to cash flows from investing activities. The Company respectfully advises the Staff that the reclassification of the advances and repayments did not result in any adjustments to the Company’s Consolidated Balance Sheets or Consolidated Statements of Income in the Registration Statement.

Notes to Consolidated Financial Statements

4. Contract Assets and Liabilities, page F-18

3.	Please revise the notes to your financial statements to disclose the amount of revenue recognized during 2023 that was included in the contract liability balance at March 31, 2022. Refer to the disclosure requirements in ASC 606-10-50-8.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to revise Note 4 (Contract Assets and Liabilities) of the Consolidated Financial Statements on page F-18 to disclose the amount of revenue recognized during 2023 that was included in the contract liability balance at March 31, 2022.

Exhibit Index, page F-26

4.	Please revise to indicate which exhibit(s) relate to your disclosure that “[c]ertain provisions or terms have been omitted from the exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K”.

Response: In response to the Staff’s comment, the Company has amended the exhibit index to the Registration Statement to accurately reflect that no provisions or terms of such exhibits have been omitted from the exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K.

General

5.	Please obtain and file a revised consent from your auditor that references the appropriate financial statements and audit report date. In addition, revise the Expert section on page 104 to correctly indicate that the consolidated financial statements for the years ended March 31, 2023 and 2022, and not March 31, 2022 and 2021, have been audited by Kreit & Chiu CPA.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to include an updated consent from the Company’s public auditors. In addition, the Company has amended the Registration Statement under the caption, “Experts” to correctly reference the consolidated financial statements that have been audited by Kreit & Chiu CPA.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq.
Eric Mendelson, Esq.